SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: January 29, 2004

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On January 28, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that it has been awarded a corporate governance score of 6.4 (out of a possible 10) by Standard & Poor's. A copy of the press release announcing the awarding is attached hereto as Exhibit 99.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    January 29, 2004                By:  /s/  Vladimir I. Androsik
                                            -------------------------------
                                         Name:  Vladimir I. Androsik
                                         Title: Deputy General Director -
                                                Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

    EX-99 English translation of the press release announced that Rostelecom has been awarded a corporate governance score of 6.4 (out of a possible 10) by Standard & Poor's.

                                                                   Exhibit 99


For immediate release                                                ROSTELECOM
-------------------------------------------------------------------------------

              ROSTELECOM AWARDED CORPORATE GOVERNANCE SCORE OF 6.4
                              BY STANDARD & POOR'S


     Moscow - January 28, 2004 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today welcomed the announcement that it has been awarded a corporate governance score of 6.4 (out of a possible 10) by Standard & Poor's.

     In its report on Rostelecom, S&P commented, "This [corporate governance] score is driven by good financial transparency,... timely disclosures; easy access to most of the company's information via an informative bilingual website; and a proactive approach regarding investor relations. Rostelecom is noticeably ahead of most of its domestic peers, and is in line with many of its foreign peers in terms of transparency and investor relations."

     S&P strongly commended Rostelecom's management for its diligence in upholding shareholders' rights, procedures governing shareholders'-meetings and dividend policy, and the smooth functioning of its relations with its financial stakeholders.

     "This is the second highest corporate governance score among Russian companies and the highest assigned by S&P to any company within the Svyazinvest group," said Vladimir Androsik, chief financial officer of Rostelecom. "Rostelecom's management is constantly strengthening corporate governance practices and welcomes S&P's recognition of these efforts. We are working to further improve internal procedures in order to ensure that Rostelecom is a strong, transparent company accountable to its shareholders."


 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

     A Corporate Governance Score (`CGS') is an original product of Standard & Poor's and reflects Standard & Poor's assessment of a company's structure, corporate governance practices and principles, namely, the effectiveness of the interaction between a company's management, board of directors, shareholders and other stakeholders.

     Standard & Poor's awards CGS as a result of assessment of corporate governance standards within four components: ownership structure & influence of external stakeholders; investor rights and relations; transparency & disclosure; board structure & process.



For further details please contact

Anna Kareva
Director for Public and Investor Relations
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru